Filed by Spectrian Corporation
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934.
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

Safe Harbor

  Certain statements in this presentation or comments discuss financial projections, information or expectations about our products or markets, or otherwise make statements about the future. Such statements or comments are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. These factors are discussed on the business description and management's discussion and analysis sections of the Company's Annual Report on Form 10-K, and quarterly reports on Form 10-Q.

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Spectrian's Business Concept:

Provide valuable, cost-effective power amplifier solutions for mobile wireless

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Spectrian's Vision:

Provide advanced, cost-effective RF base station solutions for mobile wireless

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Spectrian Background

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Global Product Coverage

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Key Customers

Customer Diversification

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OEM Design Wins &
Operator Proven Applications

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Spectrian Multicarrier Growth

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International Operations

Spectrian Management

•	Thomas Waechter	President & CEO, Spectrian (Schlumberger)
•	Michael Angel	Executive Vice President & CFO (National Semiconductor / Hitachi Data Systems / PricewaterhouseCoopers)
•	Thomas Jones	Vice President, Human Resources (GN Resound / Sprint)
•	Robert Lyells	Vice President, Supply Chain (Quantum / Hewlett-Packard / Maxtor / 3D Systems / National Semiconductor)
•	Joseph Madden	Vice President, Marketing (Superconductor Tech, Inc. / Watkins-Johnson / Rockwell)
•	Harry Oh	Vice President, Asia Pacific (Capitalend Corp.)
•	David Piazza	Vice President, Development (Avantek)
•	Donald Sinnar	Vice President, Sales& Service (Odetics / American Telecorp / GTE / IBM)
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Spectrian Board Members

•	Martin Cooper	Chairman & CEO Arraycom (Cellular Pay Phone / Cellular Bus. Systems / Motorola)
•	Garrett Garrettson	Chairman, Spectrian Corporation (Centsor / Seagate / CDC / HP)
•	Charles Kissner	Chairman & CEO, DMC Stratex Networks (formerly Digital Microwave) (M/A Com, Inc. / Aristacom / ATT)
•	Henry Montgomery	Chairman, Montgomery Financial Services (Memorex / Fairchild / SyQuest / Pullman / McKinsey)
•	Robert Shaner	President of Wireless Operations, Cingular Wireless (SBC Wireless / Pac Bell Wireless)
•	Thomas Waechter	President & CEO, Spectrian (Schlumberger)
•	Robert Wilson	Chairman, Wilson & Chambers Associates (Memorex / Collins Radio / Rockwell / GE)
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FY'02 Accomplishments

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  Transition to a multicarrier company

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  FY'02 Q4 Exit Rate—greater than 75% MCPA

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  Balanced customer base

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  Four 10%+ customers

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  Nortel in Q4 less than 20%

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  Introduced eight new major multicarrier products

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  Fusion™ and XNN™ Technology

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  First to localize in China

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  Solid balance sheet

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Spectrian and REMEC

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Spectrian and REMEC

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  Merger agreement announced on May 19

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  Stock-for-stock deal (cash option up to 25%)

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  SPCT shareholders to own 25% to 34% of combined entity

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  Likely closing date: July 30 to Sept 15

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About REMEC

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  Global RF and microwave products company

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  Low-cost global manufacturing facilities

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  Broad product line in mobile wireless, broadband wireless, defense and manufacturing

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  Based in San Diego, California

For more information, please see REMEC's presentation

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A Strong Strategic Combination

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  Complementary customer bases

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  Complete combined RF and microwave product line

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  New fully-integrated product offering

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  Strong North American, European and Asian engineering centers

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  $150M in cash, with no debt

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Combined Product Offering

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Strategic Synergies

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  Foresee operating synergies of $20M in first year

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  Annualized operating synergies of over $30M thereafter:

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  Revenue growth synergies

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  Manufacturing cost reductions

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  Operating expense reductions

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  Purchasing leverage

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  Transition team in place to achieve synergies

Power Amplifier Market Background

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Consumer Demand Trends

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Growth Opportunities in PA Market

China & Latin America Opportunity

Region	Penetration Rate	No. of Subs (in millions)	Growth Trend
China	10%	150	4.5M new subs/month
Latin America	15%	78	20-30% subs growth
North America	44%	130	Strong pent-up demand
Western Europe	60%	276	15% MOU increase/year

        Source: Reuters 4/02; CSFB 2/02; CTIA 2/02

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Multicarrier Products

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Multicarrier Product Portfolio

Product	Format	Application	Market
100W Cellular	MCPA	2G	Americas
135W Cellular MCPA	Multi	2G	Americas
PCS MCPA*	Multi	2G/2.5G	Americas
50W HDR	HDR-IS95	2.5G/3G	Japan
60W UMTS*	Multi	2.5G/3G	Korea, Japan
Slim Cellular MCPA*	CDMA2K	2.5G/3G	Korea
30W UMTS*	UMTS	3G	China
30W UMTS	UMTS	3G	Europe
60W IMT 2000*	UMTS	3G	China
*
Denotes products using CompactMCPA technology

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Fusion™ Technology

• • •	New Platform introduction Combines advanced technologies for higher efficiency in UMTS applications Has demonstrated more than 14% efficiency at up to 20MHz bandwidth
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Spectrian Financials

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Financial Highlights

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  Revenue

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  8% and 27% sequential growth in last two quarters

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  76% of revenue from newer multicarrier products

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  Transition from one to four major customers

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  Strong Balance Sheet

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  $90M in cash at 3/31/02

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  $8 per share in cash

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  No Debt

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Operations Cost Reduction

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Infrastructure Spending

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Headcount Trends

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Outsourced Manufacturing Progress

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